OSISKO ACQUIRES GOLD STREAM ON AQUILA’S
BACK FORTY PROJECT IN MICHIGAN, USA

(Montréal, November 9, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that its wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”) has agreed to acquire a gold stream (“Gold Stream”) with reference to the future gold produced from the Back Forty property (“Back Forty” or the “Project”) located in Michigan, USA from Aquila Resources Inc. (“Aquila”) (AQA: TSX). OBL will make a staged upfront cash deposit to Aquila of up to US$55 million for the Gold Stream, and will make ongoing payments equal to 30% of the spot price of gold, to a maximum of US$600 per ounce.

Back Forty is a development-stage project located in Michigan’s Upper Peninsula. The deposit is a zinc and gold-rich volcanogenic massive sulfide (VMS) deposit located along the mineral-rich Penokean Volcanic Belt. Over the past 10 years, Aquila and various joint venture partners have invested more than $75 million exploring and advancing Back Forty. Aquila completed a preliminary economic assessment for the Project in 2014 that demonstrated positive economics, and estimated total payable gold production of 532,000 ounces, including 145,000 ounces in the first year. Aquila is currently completing a feasibility study for the Project, which is expected to be released in early 2018.

In addition to the Gold Stream, OBL has agreed to purchase units in the amount of US$10 million as part of a concurrent private placement with Aquila.

OBL currently owns a 75% stream on all silver produced on the Project (the “Silver Stream”). The Silver Stream was acquired in July 2017 through the acquisition of the Orion Mine Finance portfolio.

The Gold and Silver Streams on Back Forty provide Osisko with exposure to:

•	a significant precious metals streaming interest on an advanced North American project;
•	mid-term cash flow from a premier jurisdiction;
•	upside potential through further exploration of the Project; and
•	maintains the Company’s focus on low-risk jurisdictions.

The Gold Stream Purchase

Pursuant to a gold purchase agreement to be entered into by OBL and Aquila, OBL will purchase a gold stream equivalent to 18.5% of the refined gold from the Project until 105,000 ounces of gold have been delivered (the “Threshold Stream”), and 9.25% of the refined gold for the remaining life-of-mine (the “Tail Stream”). Payable gold under the Stream will be subject to minimum payability rates based on the product produced. As consideration for the Gold Stream, OBL will pay to Aquila a staged upfront cash deposit of up to US$55 million (the “Deposit”) plus ongoing payments equal to 30% of the spot price of gold on the day of delivery, to a maximum of US$600 per ounce.

The Deposit will be paid in four installments, as follows:

1.	US$7.5 million payable on closing of the Gold Stream;
2.	US$7.5 million payable upon receipt by Aquila of all material permits required for the development and operation of the Project, and receipt of a positive feasibility study;
3.	US$10 million payable following a positive construction decision for the Property; and
4.	US$30 million payable upon the first drawdown of an appropriate project debt finance facility (the “Fourth Deposit”), subject to the CoC Provision (as defined herein).

In the event of a change of control of Aquila prior to the advancement of the Fourth Deposit, the person or entity acquiring control over the Project may elect to forego the Fourth Deposit, in which case the Threshold Stream and Tail Stream will reduce to 9.5% and 4.75%, respectively (the “CoC Provision”). All other terms and conditions of the Gold Stream will remain unchanged.

The Gold Stream will be secured by a first priority lien on the Project and all assets of Aquila. The security for the Gold Stream will rank pari passu with the security for the Silver Stream.

The Private Placement

As part of the transaction, OBL has agreed to purchase US$10 million of units in Aquila at a price of C$0.26 per unit (the “Equity Subscription”). Each unit will be comprised of one common share and one quarter of one common share purchase warrant, with each full warrant entitling OBL to purchase one common share of Aquila for C$0.34 for a period of 42 months following closing of the Equity Subscription. On closing of the Equity Subscription, OBL is expected to own approximately 14.5% of Aquila’s issued and outstanding common shares (“Aquila Common Shares”). So long as OBL continues to hold more than 10% of the Aquila Common Shares, OBL will have the right to nominate one representative to Aquila's board of directors and the right to participate in any future equity or equity-linked offerings to maintain its pro rata ownership interest. Joseph de la Plante, current Vice President, Corporate Development of Osisko, will be appointed to the board of Aquila immediately upon close.

All securities issued to OBL under the private placement will be subject to a four-month hold period from the date of issuance of the securities, pursuant to applicable securities legislation.

Closing of the Gold Stream and Equity Subscription is expected to be on or around November 10, 2017 and is subject to regulatory approvals.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 32.8% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward- looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward looking statements. Forward looking statements are not guarantees of performance. These forward looking statements, may involve, but are not limited to the anticipated benefits deriving from the investment and transaction between OBL and Aquila, the completion date of Back Forty’s feasibility study, the anticipated closing date on the transaction and investment and obtaining regulatory approval. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward looking statements. Information contained in forward looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, other than as required by law.